SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

_________

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

  Z TEL TECHNOLOGIES INC.

(Name of Issuer)

  Common Stock, $.01 par value per share

(Title of Class of Securities)

  988792107

(CUSIP Number)

Edward A. Balogh, Jr.

Bank of America Capital Investors

Bank of America Corporate Center

100 N. Tryon Street, 25th Floor

Charlotte, North Carolina 28255

          (704) 386-1792

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

  December 31, 2003

(Date of Event Which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: Ô ..

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

(Continued on following pages)

(Page 1 of 11 Pages)
CUSIP No. 988792107	13D	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON BA Capital Company, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) Ô (b) Õ
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) Ô
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 379,500
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 379,500
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 379,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* Ô
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON* PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!
CUSIP No. 988792107	13D	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON BA SBIC Management, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) Ô (b) Õ
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) Ô
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 379,500
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 379,500
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 379,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* Ô
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON* OO

* SEE INSTRUCTIONS BEFORE FILLING OUT!
CUSIP No. 988792107	13D	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON BA Equity Management, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) Ô (b) Õ
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) Ô
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 379,500
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 379,500
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 379,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* Ô
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON* PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!
CUSIP No. 988792107	13D	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON BA Equity Management GP, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) Ô (b) Õ
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) Ô
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 379,500
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 379,500
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 379,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* Ô
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON* OO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 988792107	13D	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON J. Travis Hain I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) Ô (b) Õ
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) Ô
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 379,500
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 379,500
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 379,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* Ô
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON* IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!
CUSIP No. 988792107	13D	Page 7 of 11 Pages

1	NAME OF REPORTING PERSON Bank of America Corporation I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) Ô (b) Õ
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) Ô
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 379,500
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 379,500
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 379,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* Ô
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON* CO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

Explanatory Note.

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D filed by the Reporting Persons on February 14, 2002. Except as provided herein, this Amendment No. 1 does not modify any of the information previously reported on Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Items 5(a), (b), (c), (d) and (e) of Schedule 13D are hereby amended and restated in their entirety as follows.

(a) The aggregate number and percentage of Common Stock to which this statement relates is 379,500 shares, representing 1.1% of the 35,596,195 shares of common stock of the Company currently issued and outstanding, as reported in the Company's Form 10-Q for the fiscal quarter ended September 30, 2003. The Reporting Persons sold shares of the Company's Common Stock at various times until January 26, 2004. The Reporting Persons beneficially own the Common Stock as follows:

Shares of

Reporting Common Stock % Common Stock

1. BA Capital 379,500 1.1%

2. BA SBIC Management 379,500 1.1%

3. BA Equity Management 379,500 1.1%

4. BA Equity Management GP 379,500 1.1%

5. Mr. Hain* 379,500 1.1%

6. Bank of America 379,500 1.1%

* Mr. Hain disclaims such beneficial ownership

(b) BA Capital has sole voting and dispositive power with respect to 379,500 shares of Common Stock.

BA SBIC Management is the general partner of BA Capital. Pursuant to the limited partnership agreement for BA Capital, BA SBIC Management has sole voting and dispositive power with respect to 379,500 shares of Common Stock.

BA Equity Management is the sole member of BA SBIC Management. Pursuant to the operating agreement of BA SBIC Management, BA Equity Management has sole voting and dispositive power with respect to 379,500 shares of Common Stock.

BA Equity Management GP is the general partner of BA Equity Management. Pursuant to the limited partnership agreement for BA Equity Management, BA Equity Management GP has sole voting and dispositive power with respect to 379,500 shares of Common Stock.

J. Travis Hain is the Managing Member of BA Equity Management GP, in which capacity he has sole voting and dispositive power with respect to 379,500 shares of Common Stock. Mr. Hain disclaims such beneficial ownership. As a result of the employment arrangement between Mr. Hain and Bank of America, Bank of America has sole voting and dispositive power with respect to 379,500 shares of Common Stock.

(c) Except for the transactions described in item 5(a), none of the Reporting Persons and, to the knowledge of the Reporting Persons, no executive officer of director of any Reporting Person has had any transactions in the Common Stock during the past 60 days.

(d) To the knowledge of the Reporting Persons, except as set forth herein, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of the Common Stock.

(e) Not applicable.

Item 7. Material to be Filed as Exhibits.
Exhibit	Name

99.1	Joint Filing Agreement dated February 13, 2004, by and among BA Capital, BA SBIC Management, BA Equity Management, BA Equity Management GP, Mr. Hain and Bank of America.	Filed herewith

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BA CAPITAL COMPANY, L.P.

By: BA SBIC Management, LLC, its general partner

By: BA Equity Management, L.P., its sole member

By: BA Equity Management GP, LLC, its general partner

By: /s/ J. Travis Hain

Name: J. Travis Hain

Title: Managing Member

BA SBIC MANAGEMENT, LLC

By: BA Equity Management, L.P., its sole member

By: BA Equity Management GP, LLC, its general partner

By: /s/ J. Travis Hain

Name: J. Travis Hain

Title: Managing Member

BA EQUITY MANAGEMENT, L.P.

By: BA Equity Management GP, LLC, its general partner

By: /s/ J. Travis Hain

Name: J. Travis Hain

Title: Managing Member

BA EQUITY MANAGEMENT GP, LLC

By: /s/ J. Travis Hain

Name: J. Travis Hain

Title: Managing Member

/s/ J. Travis Hain

J. Travis Hain

BANK OF AMERICA CORPORATION

By: /s/ Charles F. Bowman

Charles F. Bowman

Senior Vice President

Exhibit 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other on behalf of each of them of Amendment No. 1 to such a statement on Schedule 13D with respect to the Common Stock, par value $.01 per share, of Z Tel Technologies Inc. beneficially owned by each of them. This Joint Filing Agreement shall be included as an exhibit to Amendment No. 1 to such Schedule 13D.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the 13th day of February, 2004.

BA CAPITAL COMPANY, L.P.

By: BA SBIC Management, LLC, its general partner

By: BA Equity Management, L.P., its sole member

By: BA Equity Management GP, LLC, its general partner

By: /s/ J. Travis Hain

Name: J. Travis Hain

Title: Managing Member

BA SBIC MANAGEMENT, LLC

By: BA Equity Management, L.P., its sole member

By: BA Equity Management GP, LLC, its general partner

By: /s/ J. Travis Hain

Name: J. Travis Hain

Title: Managing Member

BA EQUITY MANAGEMENT, L.P.

By: BA Equity Management GP, LLC, its general partner

By: /s/ J. Travis Hain

Name: J. Travis Hain

Title: Managing Member

BA EQUITY MANAGEMENT GP, LLC

By: /s/ J. Travis Hain

Name: J. Travis Hain

Title: Managing Member

/s/ J. Travis Hain

J. Travis Hain

BANK OF AMERICA CORPORATION

By: /s/ Charles F. Bowman

Charles F. Bowman

Senior Vice President